Spartan Gold Ltd.

13951 N. Scottsdale Rd., Suite 233

Scottsdale, AZ 85254

March 1, 2012

Melinda Hooker

Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Spartan Gold Ltd.Form 8-K Filed February 7, 2012 File No. 1-34996

Dear Ms. Hooker:

By letter dated February 14, 2012, the staff (the “Staff”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Spartan Gold Ltd. (the “Company”) with its comments on the Company’s Form 8-K (the “Form 8-K”) originally filed February 7, 2012. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s response.

1. We note your disclosure that you replaced the firm Meyler & Company LLC as your accountants. Amend your filing to state whether the former accountants resigned, declined to stand for re-election or were dismissed. Refer to Item 304(a)(1)(i) of Regulation S-K.

RESPONSE:

We have amended our Form 8-K to state them the former accountants, Meyler & Company LLC, were “dismissed”. We have filed Form 8-K/A on March 1, 2012.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

RESPONSE:

We have obtained and filed an updated Exhibit 16 letter from our former accountants and included it in our amended Form 8-K/A filed on March 1, 2012.

We understand and acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John S. Wittler

John S. Wittler

Chief Financial Officer